P.E. 2/20/02

02016609

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 20, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on February 20, 2002

ING

Amsterdam, 20 February 2002

PRESS RELEASE

ING subsidiary Life of Georgia (United States) reaches a settlement on historical underwriting practices

US-based ING subsidiary Life Insurance Company of Georgia (Life of Georgia) has reached a settlement valued at approximately USD $45-$55 million with plaintiffs in a class action lawsuit related to historical underwriting practices that took into account differences in life expectancy of different races. The settlement includes not only such underwritten policies, but also all of Life of Georgia's industrial life insurance policies and President's Thrift Series policies. Some Southland Life Insurance Company legacy industrial life insurance policies also are included. Southland Life is an affiliate of Life of Georgia. Life of Georgia also agreed to pay an administrative penalty assessed by Georgia's Insurance Commissioner of USD $4 million.

ING believes the settlement is fair, reasonable and equitably compensates former and current industrial life insurance contract holders. Many years ago it was common in the industry to base premiums on the disparity in life expectancy of different races. Life of Georgia and ING deeply regret that practice. Such practices are completely inconsistent with our current values and standards. Life of Georgia and ING have zero tolerance for any form of race discrimination.

ING would like to acknowledge the leadership role performed by Georgia Insurance Commissioner John Oxendine throughout the discussions with the plaintiffs' representatives.

Life of Georgia, its employees and its sales representatives have a rich tradition of customer trust and the company is dedicated to upholding that trust. Life of Georgia is in the business of building long-term relationships with its customers something the company has been doing successfully for many, many generations. Today's announcement allows Life of Georgia to put this chapter in its history in the past and focus solely on what it does best – serving its customers. The company remains committed to delivering outstanding life insurance products and customer service to the company's thousands of customers around the US.

ING has taken adequate provisions in 1999 and 2000 to cover the financial consequences of this settlement.

Press enquiries:	Dana Ripley (ING Americas),	tel. + 1 770 980 3317
	Dailah Nihot (ING Group),	tel. (+31) (0) 20 541 6516
		(+31) (0) 6 524 66870

-MORE-

P.O. Box 810, 1000 AV Amsterdam

Note to the editor:

About Life of Georgia:

Founded in 1891, ING Life of Georgia distributes life and annuity products through its captive agency force. It Life of Georgia is a wholly owned and operated subsidiary within ING Group's U.S. operations, operating as a separate entity through its home office in Atlanta, Georgia. ING acquired Life of Georgia in 1979. The company continues to earn high ratings from major independent evaluators of the insurance industry, based on financial soundness, reliability and claims-paying ability.

Key figures (end 2000).

- More than USD 1.4 billion in assets under management
- More than USD 11 billion of life insurance in force
- More than USD 300 million in total revenue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ____________________

C. F. Drabbe
Assistant General Counsel

Dated: February 20, 2002